Synergen Law Group A Professional Law Corporation

April 1, 2011

Mr. John Stickel, Attorney Advisor Division of Corporation Finance Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549	Via EDGAR Only

Re:           Poway Muffler and Brake, Inc.
Amendment No. 7 to Registration Statement on Form S-1
File No. 333-164856

Dear Mr. Stickel:

On behalf of Poway Muffler and Brake, Inc. (the ''Company''), we have today filed via the EDGAR system, Amendment No. 5 (the “Fifth Amendment”') to the above-captioned Registration Statement in response to your comment letter dated March 25, 2011.

Report of the Independent Registered Public Accounting Firm, page 16

Comment No. 1

Please provide the audit report for the year ended December 31, 2010 financial statements. The report that was included in your filing was for the year ended December 31, 2009 financial statements.

In response to this comment, the Company has provided a revised audit report for year ended December 31, 2010.

Management's Discussion and Analysis, page 28

Comment No. 2.

 Please update your discussion to include results for December 31, 2010.

The Company has amended this section accordingly.

819 Anchorage Place, Suite 28 Chula Vista, CA 91914	Tel. 619.475.7882 Fax. 619.512.5184

Mr. John Stickel
April 1, 2011
Page | 2

Executive Compensation, page 30

Comment No. 3

Please revise to include the compensation paid to Mr. Ligi or explain why that information is not included in this section.

The Company has amended the Executive Compensation table accordingly.

Consent of Independent Registered Public Accounting Firm, Exhibit 23.1

Comment No. 4

As previously requested, please provide a consent of the independent registered accounting firm. A currently dated consent from the independent registered public accountant should be included with each amendment.

The Company has provided a currently dated consent of the independent registered accounting firm.

Do not hesitate to contact me if you should have any further questions.

Regards,
SYNERGEN LAW GROUP

/s/ Karen A. Batcher, Esq.

Karen A. Batcher, Esq.
kbatcher@synergenlaw.com